Filing pursuant to Rule 425

Filer: ACON S2 Acquisition Corp.

Subject Company: ACON S2 Acquisition Corp.

Registration No: 001-39525

Date: August 2, 2021

Long Duration Energy Storage Systems for a Cleaner Future MAY 2021 CONFIDENTIAL ***Subsequent to the date of this presentation, certain estimates and assumptions with relation to ESS’ financial projections have changed. See footnote disclosure on Slide 43.

Disclaimers This presentation (this “Presentation”) was prepared for informational purposes only to assist interested parties in making their own evaluation of the proposed transaction (the “Transaction”) between Acon S2 Acquisition Corp. (“ACON”, “we”, or “our”) and ESS Inc. (“ESS”). This Presentation is for discussion purposes only and does not constitute an offer to purchase nor a solicitation of an offer to sell shares of ACON, ESS or any successor entity of the Transaction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This Presentation is not intended to form the basis of any investment decision by the recipient and does not constitute investment, tax or legal advice. No representation, express or implied, is or will be given by ACON, ESS or their respective affiliates and advisors as to the accuracy or completeness of the information contained herein, or any other written or oral information made available in the course of an evaluation of the Transaction. This Presentation provided by ACON and ESS may contain certain forward looking statements, including statements regarding ACON’s, ESS’s or their management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on ACON’s and ESS’s current expectations and beliefs concerning future developments and their potential effects on ACON, ESS or any successor entity of the Transaction. Many factors could cause actual future events to differ materially from the forward-looking statements in this presentation, including but not limited to: (i) the risk that the Transaction may not be completed in a timely manner or at all, which may adversely affect the price of ACON’s securities, (ii) the failure to satisfy the conditions to the consummation of the Transaction, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Agreement and Plan of Merger, (iv) the effect of the announcement or pendency of the Transaction on ESS’s business relationships, operating results and business generally, (v) risks that the Transaction disrupts current plans and operations of ESS, (vi) changes in the competitive and highly regulated industries in which ESS plans to operate, variations in operating performance across competitors, changes in laws and regulations affecting ESS’s business and changes in the combined capital structure, (vii) the ability to implement business plans, forecasts and other expectations after the completion of the Transaction, and identify and realize additional opportunities, and (viii) such other risks and uncertainties included in the separate summary risk factors. There can be no assurance that the future developments affecting ACON, ESS or any successor entity of the Transaction will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond ACON’s or ESS’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Except as required by law, ACON and ESS are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. All rights to the trademarks, copyrights, logos and other intellectual property listed herein belong to their respective owners and ACON’s or ESS’s use thereof does not imply an affiliation with, or endorsement by the owners of such trademarks, copyrights, logos and other intellectual property. Solely for convenience, trademarks and trade names referred to in this Presentation may appear with the ® or ™ symbols, but such references are not intended to indicate, in any way, that such names and logos are trademarks or registered trademarks of ACON. Use of Projections. The financial and operating forecasts and projections contained herein represent certain estimates of ESS as of the date thereof. Neither ACON’s nor ESS’s independent public accountants have examined, reviewed or compiled the forecasts or projections and, accordingly, neither expresses an opinion or other form of assurance with respect thereto. Furthermore none of ACON, ESS nor their respective management teams can give any assurance that the forecasts or projections contained herein accurately represents ESS’s future operations or financial conditions. Such information is subject to a wide variety of significant business, economic and competitive risks and uncertainties, including but not limited to those set forth in the second paragraph above that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of ACON or ESS or that actual results will not differ materially from those presented in the prospective financial information. Some of the assumptions upon which the projections are based inevitably will not materialize and unanticipated events may occur that could affect results. Therefore, actual results achieved during the periods covered by the projections may vary and may vary materially from the projected results. Inclusion of the prospective financial information in this presentation should not be regarded as a representation by any person that the results contained in the prospective financial information are indicative of future results or will be achieved. This Presentation contains statistical data, estimates and forecasts that are based on independent industry publications or other publicly available information. This information involves many assumptions and limitations and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data that has been contained in these industry publications and other publicly available information. Accordingly, none of ACON, ESS nor their respective affiliates and advisors makes any representations as to the accuracy or completeness of these data. This Presentation contains references to ESS’s achievements compared to other companies. All of such references are based on the belief of ESS’s management based on publicly available information known to ESS’s management. Non-GAAP Financial Measures. The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S-X promulgated under the Securities Act of 1933, as amended. This Presentation also includes non-GAAP financial measures, including gross margin and Adjusted EBITDA. ACON and ESS believe that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to ESS’s financial condition and results of operations. ESS’s management uses certain of these non-GAAP measures to compare ESS’s performance to that of prior periods for trend analyses and for budgeting and planning purposes. Not all of the information necessary for a quantitative reconciliation of these forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measures is available without unreasonable efforts at this time. Specifically, ESS does not provide such quantitative reconciliation due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations. This Presentation relates to a proposed transaction between ESS and ACON. This Presentation does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. ACON and ESS intend to file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which will include a document that serves as a joint prospectus and proxy statement, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all ESS and ACON shareholders. ESS and ACON will also file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of ESS and ACON are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by ESS and ACON through the website maintained by the SEC at www.sec.gov. Participants in the Solicitation. ESS, ACON and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from ACON’s shareholders in connection with the proposed transaction. A list of the names of such directors, executive officers, other members of management, and employees, and information regarding their interests in the business combination will be contained in ACON’s filings with the SEC, and such information and names of ESS’s directors and executive officers will also be in the Registration Statement on Form S-4 to be filed with the SEC by ACON, which will include the proxy statement of ACON. Additional information regarding the interests of such potential participants in the solicitation process will also be included in the registration statement (and will be included in the definitive proxy statement/prospectus) and other relevant documents when they are filed with the SEC. CONFIDENTIAL CONFIDENTIAL 1

Game Changin Technology The Power Grid of the Futur Feasible Today STABLE. SECURE. CLEAN. CONFIDENTIAL 2

Transaction Overview

ESS INC

Category Catalyst in Long Duration Energy Storage Solutions

ESS
- Founded in 2011 to enable the stable, decentralized and decarbonized power grid of the future

Offering Size
- ACON S2 (NASDAQ: STWO): a special purpose acquisition company
- $250 million cash in trust
- PIPE size of $250 million

Valuation
- $1,072 million pro forma enterprise value
- Attractive value, high-growth, genuinely sustainable business

Capital Structure
- ESS shareholders rolling 100% of equity
- $465 million net proceeds (assuming no redemptions)
- Fully funded to projected cash flow profitability

ESS' Key Investors and Partners

BASF · Breakthrough Energy Ventures · SB Energy · evergy ventures · ptt · PANGAEA VENTURES LTD.

Leadership

ESS INC


Craig Evans
President & Founder


Eric Dresselhuys
CEO
(March 2021)


Julia Song
CTO & Founder


Amir Moftakhar
CFO

ACON S2


Adam Kriger
CEO & Director


John Roush
CFO & Chairman


Alan Greenshields
ACON Advisor

Note For additional information, please refer to the Detailed Transaction Overview on p. 36 of this presentation.

CONFIDENTIAL | 3

We Must Reimagine the Grid Aging Infrastructure Severe Weather Events Rising Renewables Penetration Growing Energy Demand CONFIDENTIAL 4

Energy Transition is Building Momentum Stakeholders are aligned to accelerate the energy transition towards a more sustainable future Consumer “Anybody who has the breakthrough on battery storage is Preferences going to have the key to the future” John Kerry (U.S. Special Presidential Envoy for Climate) “It’s a question of when, not if, the global economy will shift way from fossil fuels” Corporate Regulatory Commitments Energy Bloomberg Transition “Renewables should supply 90% of all energy needs…fossil fuel usage would fall by 75%” IRENA “Transmission and energy storage certainly have critical roles to play, with broader interconnection and high Investor Capital voltage transmission corridors to build regional resilience” Mandates Markets Nuclear Innovation Alliance CONFIDENTIAL 5

ESS is a Game Changer in Long Duration Energy Storage Stabilizes the Grid Enables up to 100% Allows Proliferation Renewable Penetration of Microgrids CONFIDENTIAL 6

ESS: A Category Defining Investment Opportunity 1 Large and Fast-Growing TAM: $56bn by 2027 growing at a 33% CAGR1 2 Simple Yet Revolutionary Technology: Iron, salt and water; strong patent portfolio 3 Compelling Value Proposition: Highest performance, lowest cost2 and most sustainable 4 Low Risk Expansion Plan: Field proven3 technology with low-cost manufacturing build out 5 $7bn of Identified Opportunities4: $300m+ SoftBank Energy framework agreement through 2026 6 Premier Management Team: Founders and inventors supported by an experienced team 1 Guidehouse Insights, ‘Market Data: Utility-Scale Energy Storage Market Update’, 3Q 2020; Guidehouse Insights, ‘Market Data: Energy Storage for Microgrids and Remote Power Systems’, 2Q 2020; and Navigant Research, ‘Distributed Energy Storage Overview’, 4Q 2019. 2 Management Estimates of levelized cost of storage (LCOS) among long duration Storage Systems. 3 Based on our Generation I products, which are no longer deployed. 4 Our $7.0 billion pipeline of visible potential opportunities for 2021 through 2027 was determined based on named projects with customers ESS has spoken to and signed non-disclosure agreements with in order to discuss the projects. We have assumed project volumes of eight, 10 and 12-hour energy storage durations and pricing based on our current 2021 pricing for our products. Actual pricing will be project specific. Our pipeline includes both Energy Warehouse and Energy Center projects and global opportunities. There is no assurance that we will enter into all of the markets that we have projected in our pipeline. CONFIDENTIAL 7

Market Opportunity CONFIDENTIAL 8

What Is Long Duration Storage? Shift Supply to Meet Low Cost to Enable Reliable Demand from 4 12 Hours Replacement of Alternatives (Grid Stability) (Peaker Plants) CONFIDENTIAL 9

ESS Transforms the Value Proposition for Long Duration Storage What Customers Demand How ESS Transforms the Grid Up to Can replace coal and natural gas with solar and Longer Duration 12 hours wind power Flexibility allows multiple revenue streams Greater resiliency to unexpected events Lower LCOS than other Step function improvement in economics of Low Cost technologies in the market storage Incremental cost of storage $20/kWh Enables multiple use cases 1 second response time Power On Demand Improved grid resiliency and flexibility 20,000 cycle life $0 marginal cost per cycle Can deploy in a wide range of geographies and Safety and Reliability Non-flammable, non-toxic, no explosion risk climates Munich RE insures technology risk Customers can be confident in a long-term solution Sustainability Easily sourced materials; recyclable components Environmentally sustainable “Plug and play” with 25-year operating life Accelerates clean energy transition CONFIDENTIAL 10

Stabilize the Grid and Accelerate Renewables US Renewable Energy Penetration (2015-2050)1 Renewable intermittency creates a 57% 65% massive problem for the grid, 47% particularly 25% penetration 36% 40% 31% 23% 15% the Carbon-free is goal 2015 2020 2025 2030 2035 2040 2045 2050 Intermittency and curtailment are barriers California Duck Curve and % Renewable Penetration1,2 25 2013 (10%) 2019 (27%) 4-hour storage does not efficiently bridge the duck curve GW 15 Impact of Longer duration renewables on the grid solutions enable peaker 5 plant replacements 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 Hour of day 1 BloombergNEF. 2 IEA, “The California Duck Curve”, December 2019. % figures represent solar and wind power penetration in each year. CONFIDENTIAL 11

Fortify the Grid for Climate Change Climate change will result in more unpredictable weather events including extreme temperatures, hurricanes and wildfires1 Texas Freeze ESS batteries operate efficiently in extreme hot and cold weather and still maintain grid stability Texas was seconds away from complete grid failure, which could have taken months to bring back online California Fires ESS batteries are safe for people and the environment: non-flammable and non-toxic Microgrids ESS enables independence 1 Diffenbaugh, N., ‘Verification of extreme event attribution: Using out-of-sample observations to assess changes in probabilities of unprecedented events.’ Science Advances, Vol. 6, No. 12. 18 March 2020. CONFIDENTIAL 12

Strong and Growing Demand for Energy Storage Cumulative Additions to Global Storage Capacity (GWh) Global Total Addressable Market ($bn) Front of the meter 534 +43% Front of the meter Behind of the meter CAGR Behind of the meter +33% $56 CAGR 397 $46 301 +44% +32% CAGR $39 $28 CAGR 287 $33 $22 226 $27 $19 199 $22 168 $18 13 $17 $15 130 +34% 26 121 $14 $28 79 233 +42% $12 $24 CAGR 83 171 CAGR $8 $20 39 119 $12 $15 11 52 $4 $8 6 26 47 77 $4 $5 5 13 27 2020 2021 2022 2023 2024 2025 2026 2027 2020 2021 2022 2023 2024 2025 2026 2027 ESS has observed even greater demand from customers than these current analyst estimates Source Guidehouse Insights, ‘Market Data: Utility-Scale Energy Storage Market Update’, 3Q 2020; Guidehouse Insights, ‘Market Data: Energy Storage for Microgrids and Remote Power Systems’, 2Q 2020; and Navigant Research, ‘Distributed Energy Storage Overview’, 4Q 2019. CONFIDENTIAL 13

ESS Wins on Performance



Operational Flexibility
ESS
Li-Ion
4-12 hrs
16+ hrs
<4 hrs
Longer Asset Life
ESS
Li-Ion
Unlimited cycles, no capacity loss
6,000 cycles[1]
Superior Ambient Operating Temperature
ESS
Li-Ion
-10°C- 60°C
20-25°C
Safety
ESS
Li-Ion
Non-flammable
No Explosion Risk

Compelling Performance

- ✓ Can cycle when needed with no impact to asset life
- ✓ Operates at peak efficiency independent of outside environment
- ✓ No heating/cooling systems needed
- ✓ Safe for deployment to urban areas or harsh and pristine environments

1 Li-Ion cyclability from BYD energy storage system factsheets.

CONFIDENTIAL | 14

ESS Wins on Cost Illustrative Cost Comparison Versus Li-Ion How ESS’ Technology Delivers Superior Economics1 4 hours 12 hours Competitive with Li-Ion at 4 hours; No scaling ESS wins thereafter—Ion Li $200/kWh $200/kWh Marginal cost of $20/kWh $ /kWh) ( $200/kWh $80/kWh Cost Li-Ion LCOS at 4 hours vs. 12 hours2 Capital Li-Ion $0.07 $0.08 $0.02 $0.05 0 4 8 12 16 Duration (hours) 12 hours 4 hours 1 Figures shown are illustrative. 2 Superior economics based on Levelized Cost of Storage (LCOS CONFIDENTIAL 15

ESS Wins on Sustainability Sustainability Focus Areas Responsibly Sourced Materials Raw ingredients of iron, salt and water are earth-abundant Global Warming Potential (GWP) 67% lower CO emissions than Li-Ion1 2 Recyclability Contains no toxic materials and 2 requires no special permits for disposal Note GHG impact is dependent on specific Li-Ion chemistry. 1 He, H. et al. “Flow Battery Production: Materials Selection and Environmental Impact.” Journal of Cleaner Production. Vol. 269. 1 October 2020. Noguera, E., Comparative LCA of stand-alone power systems applied to remote cell towers, 2014. 2 No hazardous materials compliance plan required. CONFIDENTIAL 16

ESS is a Category Defining Technology for Long Duration Storage Vanadium, Sodium Compressed Pumped Li-Ion Li Metal Zinc Bromine Sulfur Air Hydro Low cost at 4 12 hours Field proven1 Earth abundant materials Unlimited cycling Zero capacity fade Wide operational temperature range Environmentally sustainable No fire/ explosion risk Note Internally developed table based on company data and publicly available information. 1 Based on our Generation I products, which are no longer deployed. CONFIDENTIAL 17

ESS Technology is Proven and Insured Munich RE Aon One Beacon Insurance Investment-Grade 10-year extended Surety and Corporate Bonding Warranty warranty covering battery modules Growing project surety capacity Investment-Grade Warranty continuity Project Insurance insurance provides additional surety to customers and financiers EXIM “ The ability to ensure battery performance is a our key energy piece sector of the. ” puzzle in decarbonizing US Export-Import Bank Qualified Pre-qualified financing available for overseas buyers Peter Röder, Member of the Board of Management, Munich RE CONFIDENTIAL 18

ESS is Winning in the Market Today

ESS INC

Customer in California

Use Case

- Microgrid solutions required to mitigate Public Safety Power Shutdown impacts
- Li-Ion solutions disqualified due to wildfire risk

Why ESS Won

- Energy Warehouse™ deployed
- Best-in-class safety record
- Participates in CAISO
- Provides local utility grid support during non-PSPS months

Customer in Patagonia

Use Case

- Remote grid served by RoR hydro + diesel gensets
- Storage systems required to minimize genset usage

Why ESS Won

- 300 kW/2 MWh Energy Warehouse™ deployed
- Client abandoned Li-ion RfP after recognizing ESS' 3x greater peaker replacement capability
- $3.1M incremental savings over Li-Ion
- Avoids 12 years of diesel genset emissions


ESS INC
EW

Technology Overview CONFIDENTIAL 20

Technological Breakthrough, Field Proven and Shipping Now Technological R&D roadmap for Iron Flow first conceived But “dirty” electrolyte breakthrough Field proven1; S200 additional breakthroughs in 1970s caused rapid degradation Proton Pump eliminates shipping now to extend technology power fade and limits on advantage cycle life Technological Success Proven Over Time Innovative Technology 2011 2014 2017 2020 Proton Pump Company formed Demonstrated 10,000+ Gen I EW product line Installed S200 automated Developed lab scale battery operating cycles in the lab launched assembly line Energy Center™ product line launched _ + High (+) ELECTRODE: surface area carbon electrode Carbon (-) ELECTRODE: composite substrate with 2012 2015 2019 polypropene spacer Awarded ARPA-e grant for First commercial deployment S200 commercial battery SEPARATOR: development of Iron based module launched Porous polyethylene separator battery ELECTROLYTE: Ferrous Chloride in aqueous solution 1 Based on our Generation I products, which are no longer deployed. CONFIDENTIAL 21

Robust Intellectual Property Portfolio ESS Critical Technology ESS IP Portfolio (-) (+) Power Module Electrode Electrode 125+ Patents Granted Current Collector and in Pipeline Pending Applications Proton Pump Pressure Plate Secrets Undisclosed and Identified Number of Patents Trade Conductive Porous Separator Separator World-leading Iron Flow expertise, and roadmap to Electrolyte additional breakthroughs and advantages 57% Employees Have an = Patent Engineering Background1 protected 1 As of March 25, 2021. CONFIDENTIAL 22

Business Overview CONFIDENTIAL 23

Strong Team Positioned to Grow the Business

ESS INC

Management Team

CRAIG EVANS
President & Founder

ERIC DRESSELHUYS
Chief Executive Officer
(March 2021)

AMIR MOFTAKHAR
Chief Financial Officer

DR. JULIA SONG
CTO & Founder

HUGH MCDERMOTT
Senior Vice President
Business Development

MATT BERKEBILE
Vice President
Operations

BRIAN LISIECKI
Vice President
Business Systems

RANDY LEWIS
Vice President Quality

Board of Directors

MICHAEL NIGGLI
Chairman, San Diego Gas & Electric Co & Entergy

CRAIG EVANS
President & Founder

ERIC DRESSELHUYS
Chief Executive Officer
(March 2021)

RICH HOSSFELD
Board Member,
SoftBank Energy

RAFFI GARABEDIAN
Board Member,
First Solar

KYLE TEAMEY
Board Member,
Breakthrough Energy Ventures

DARYL WILSON
Board Member,
Hydrogenics, ATS Automation

SHIRLEY SPEAKMAN
Board Member,
Cycle Capital

CONFIDENTIAL | 24

One Technology Two Products of Different Scale Energy Warehouse at Jean Airport Energy Warehouse™ Energy Center™ Behind the meter solution Front of the meter solution 50kW 90kW configurable range Customizable configuration range First commercial deployment in 2015 Customer trials starting in 2021 Generation II launched in 2020 Containerized design for turnkey delivery “Battery in a Building” platform Fast to build and commission Modular design for utility-class CONFIDENTIAL 25

Validated by a Blue-Chip Customer Base

ESS INC

	Utilities	IPPs/Developers	Commercial & Industrial
	EW ● ● EC	EW ○ ● EC	EW ● ○ EC
Demand Drivers	▪ Peaker replacements ▪ T&D upgrade deferrals ▪ Wildfire resiliency ▪ Distributed energy services products	▪ Peaker replacements ▪ Resource adequacy & grid reliability ▪ 24/7 power supply ▪ Microgrids	▪ Energy cost savings ▪ Operational resiliency ▪ RE integration ▪ Carbon footprint reduction/ESG goals
Select Customers / Use Cases	Engie San Diego Gas & Electric	SB Energy (SoftBank Group) SWORDSTONE	Applied Medical Pacto Energia
Select Pipeline	ČEZ Group Duke Energy Naturgy Grupo SAESA PacifiCorp	ConEdison Energy Enel Starwood Energy SUNRISE ENERGY	Honeywell Idimax Marathon transelec

Note "EW" refers to Energy Warehouse™, "EC" refers to Energy Center™.

CONFIDENTIAL | 26

Strategy to Scale Globally

ESS' ability to grow is supported by

- ✓ Relationships in Europe and Asia-Pacific
- ✓ Automated manufacturing process
- ✓ Supply chain of readily sourced components and raw materials



Manufacturing Capacity (MWh)
~150
~2,000
~5,000
~10,000
~16,000

2021	2022	2023	2024	2025
150,000 sq. ft. manufacturing facility in Oregon Robotic automation cell designed and built by ESS	Strategic investments in supply chain to grow capacity Roll out of redesigned automation cells (2x efficiency)	Australia manufacturing go-live for EW with LOI on Brisbane facility	Australia manufacturing go-live for EC and Power Module Europe manufacturing go-live for EC and EW	Europe Power Module manufacturing go-live Vertically integrate power module comportments
				

CONFIDENTIAL | 27

97% Less Capital Required Ready to Scale Globally Simple, Low-cost Production in the USA Simple, automated ESS manufacturing line $in millions/GWh of Battery Module Production Capacity $140 Expensive, complex Li-Ion battery manufacturing line $4 Li-Ion competitor Source Lux Research. CONFIDENTIAL 28

Capital Investment Will Enable Rapid Expansion Net Cash for Growth Increase Expand Sales Footprint Manufacturing Capacity Hire new sales team members and $493m1 Fully funds capital plan to increase expand production footprint into 16GWh capacity by from 2025 250MWh in 2021 to Europe and Australia Launch Energy Center™ Strengthen Balance Sheet Deploy product that is optimized for Supports credit requirements to the fast-growing utility-scale storage convert large projects in pipeline segment Further Extend Technology Advantage Higher performance electrolyte to enable an 85% reduction in cost per megawatt hour by 2025 1 PF 12/31/2020 net cash assumes funding of $27.5m of C-2 raise, of which $16m has yet to be funded; amount is expected to be funded prior to transaction close. Net cash also includes $1.5m of restricted cash. For additional information, please refer to the Detailed Transaction Overview on p. 36 of this presentation. CONFIDENTIAL 29

Financial Forecast CONFIDENTIAL 30

High Quality Pipeline Projected Pipeline for Energy Center™ and Energy Warehouse™ Global Identified Opportunities Negotiating 28% Qualifying 40% Booked 100% Awarded 66% Negotiating 40% Booked Awarded 6% 5% 20% Energy Center™ Opportunities 2021E 2022E 2023E Energy Warehouse™ Opportunities $2 Million $37 Million $300 Million $7+ Billion Pipeline for Continued Growth in Outer Years CONFIDENTIAL 31

ESS’ Robust Revenue Growth Projected Revenue by Product Offering ($in millions) $3,562 Growth accelerates as Energy Center deployments start in EC EW EF Services 2023 $2,572 Forecast driven by identified pipeline of near-term opportunities $1,645 ESS expansion into Australia (2023) and Europe (2024) $803 supports continued growth $300 Energy Franchise lease and $2 $37 Services revenue streams 2021E 2022E 2023E 2024E 2025E 2026E 2027E become bigger contributors as ESS expands Market 0% 0% 1% 2% 4% 6% Share % Note Total addressable market value for the microgrid, distributed energy and utility industries from Guidehouse Insights. CONFIDENTIAL 32

ESS Delivers Compelling Profitability Projected Gross Margin ($in millions) Projected EBITDA ($in millions) $1,332 $1,059 $950 $739 $508 $360 $217 $131 ($2) ($13) $47 ($20) ($43) $2 2021E 2022E 2023E 2024E 2025E 2026E 2027E 2021E 2022E 2023E 2024E 2025E 2026E 2027E % Margin 16% 27% 31% 37% 37% % Margin 1% 16% 22% 29% 30% CONFIDENTIAL 33

Potential Upside to Business Plan New US federal and state policies on infrastructure, decarbonization and national security Emerging mandates in EU and Asia-Pacific on decarbonization and storage Demand impact of USTDA, Power Africa, UNDP and World Bank targets Further economies of scale and technology enhancements Additional revenue streams (e.g., Storage as a Service, Warranty) CONFIDENTIAL 34

Valuation Overview CONFIDENTIAL 35

Detailed Transaction Overview

ESS INC

Transaction Overview

- Pro forma enterprise value of $1,072 million (0.7x 2025E Revenue)
- $465 million cash proceeds inclusive of $250 million PIPE proceeds and transaction expenses assuming zero redemptions[1]
- Pro forma net cash of $493 million[1,2]
- Inclusive of $28 million existing net cash on balance sheet[2]
- ESS shareholders are rolling 100% of equity ownership

Pro Forma Ownership @ $10.00 per share[1,2,3]


Founder shares
4%
PIPE investors
16%
ESS existing
shareholders
64%
ACON S2 public
shareholders
16%

Illustrative Pro Forma Valuation and Sources & Uses

($ in millions, except per share data; shares in millions)

Total Enterprise Value Summary			
Pro forma shares outstanding			156.5
(x) ESS share price			$10.00
Pro Forma Equity Value			**$1,565**
(-) Current cash[2]			(28)
(-) Net proceeds[1]			(465)
Pro Forma Enterprise Value			**$1,072**
Valuation Multiples	**Metric**		**Multiple**
EV / 2025E Revenue	$1,645		0.7x
EV / 2025E EBITDA	$360		3.0x
Sources	**$**	**%**	**Shares**
Rollover equity	1,003	64%	100.3
ACON S2 cash in trust	250	16%	25.0
PIPE investment[1]	250	16%	25.0
Founder Shares	63	4%	6.3
Total sources	**$1,565**	**100%**	**156.5**
Uses	**$**	**%**	
Rollover equity	1,003	64%	
Cash to balance sheet	465	30%	
Founder shares	63	4%	
Estimated fees and expenses	35	2%	
Total uses	**$1,565**	**100%**	

Note: Figures may not sum due to rounding.

1. SB Energy Global Holdings Limited and Breakthrough Energy Ventures, LLC, existing equity investors in ESS, have indicated an interest in investing an aggregate of $51.5 million in the offering. These existing investors are expected to agree to reduce the amount of their existing option to invest in the C-2 raise to an aggregate of $16 million, which amount would be invested (if such option is exercised) immediately prior to the closing of the offering. In exchange for this agreement, such investors would receive warrants to purchase an aggregate of 14,364,222 shares of ESS Series C-2 preferred stock at an exercise price of $0.001 per share, which warrants would automatically be net-exercised immediately prior to the closing of the offering or terminate unexercised if the offering does not close.
2. Pro forma 12/31/2020 net cash assumes funding of an aggregate of $27.5 million in the C-2 raise, of which $11.5 million has been funded and $16 million is expected to be funded by SB Energy Global Holdings Limited and Breakthrough Energy Ventures, LLC, as described in the footnote above. Net cash also includes $1.5 million of restricted cash.
3. Additional dilutive securities include 8.3m ACON S2 public warrants, 4.1m founder warrants and $165m shareholder earnout.

CONFIDENTIAL | 36

Selected Public Comparable Universe Battery Storage Fuel Cell and Electrolyzers Renewable Technologies Supporting Supporting Supporting Considerations Considerations Considerations Characteristics Characteristics Characteristics Growth stage ïƒ» Primarily Technology ïƒ» Not reliant on Growth is tied ïƒ» Part of solar battery lithium-ion with long- battery directly to supply chain companies technologies duration technology significantly and not reliant storage increasing on battery ïƒ» Focused on applicationsïƒ» Significantly renewable technology short-duration less efficient penetration or EV end markets CONFIDENTIAL 37

Selected Operational Benchmarking Battery Storage Fuel Cell and Electrolyzers Renewable Technologies Average: 121% Average: 58% Average: 25%—24 ’21 CAGR 170.4% 72.0% 53.7% 47.3% 105.8% 43.4% Revenue NM 23.8% 15.3% 17.2% Average: 31% Average: 26% Average: 32% 40.7% 31.3% 35.3% 33.4% 30.3% margin 25.0% 24.3% 22.5% 21.4% Gross NM 2027E 2024E 2024E 2024E 2024E 2024E 2024E 2021E 2021E 2021E Average: 22% Average: 15% Average: 23% 32.8% 25.2% 27.3% margin 19.8% 19.2% EBITDA 15.0% 10.5% 15.6% 14.5% 16.0% 2027E 2024E 2024E 2024E 2024E 2024E 2024E 2021E 2021E 2021E Source Company management, public filings and FactSet as of April 28, 2021. Note QuantumScape, Stem and EOS revenues, gross income and EBITDA based on company investor presentations. CONFIDENTIAL 38 NM denotes not meaningful or negative.

Selected Valuation Benchmarking Battery Storage Fuel Cell and Electrolyzers Renewable Technologies Average: 3.3x Average: 9.8x Average: 12.1x 24.6x Revenue 14.2x 14.6x / EV 7.6x 7.8x 4.7x 4.6x 3.8x 2.8x 0.6x 2027E 2024E 2024E 2024E 2024E 2024E 2024E 2021E 2021E 2021E Average: 13.3x Average: 72.9x Average: 46.5x 135.2x 100.1x 75.1x EBITDA 40.6x / 38.1x EV 18.8x 18.3x 23.7x 16.9x 4.3x 2027E 2024E 2024E 2024E 2024E 2024E 2024E 2021E 2021E 2021E Source Company management, public filings and FactSet as of April 28, 2021. Note QuantumScape, Stem and EOS revenues, gross income and EBITDA based on company investor presentations. CONFIDENTIAL 39

Transaction Priced at a Discount to Peer Multiples Implied EV Based on Selected Comparable Companies Trading Transaction Value ($ in millions; implied future and discounted EV rounded to the nearest $5m) Implied Future EV Implied Discounted EV Implied Post-Money EV $8,225 84% discount $3,965 $4,935 66% discount $2,380 $1,072 Implied Multiples EV/2025E Revenue 3.0x 5.0x 1.4x 2.4x 0.7x EV/2025E EBITDA 13.7x 22.9x 6.6x 11.0x 3.0x Using a future valuation date of 6/30/2025, ESS is valued by applying 2025E revenue of $1,645m to an EV/CY’21E revenue multiple of 3.0 5.0x based on peer multiples, resulting in an implied future EV of $6,580m at the midpoint Valuation Approach The implied future 1 EV is then discounted at a 20% rate over a 4 year period to arrive at an implied present value of $3,173m at the midpoint Transaction priced at a substantial discount Note Company projections. 1 Assumes a 20% discount rate; based on midpoint of implied future enterprise value of $6,580m. CONFIDENTIAL 40

ESS INC CATALYZING A CLENER FUTURE

Appendix CONFIDENTIAL 42

PF Summary Financials*

ESS INC

Values in 000s	2021	2022	2023	2024	2025	2026	2027
Revenue							
Product - EW Purchase & Lease	$2,381	$22,679	$34,520	$47,203	$66,328	$94,808	$135,248
Product - EC Purchase	–	$14,224	$256,249	$696,998	$1,447,504	$2,222,420	$2,986,242
Product - EF Purchase	–	–	$4,177	$28,696	$41,797	$50,522	$61,113
Service Agreement	$15	$314	$5,535	$29,808	$88,884	$203,964	$379,833
Total Revenue	**$2,396**	**$37,217**	**$300,481**	**$802,704**	**$1,644,513**	**$2,571,715**	**$3,562,436**
Market Share (%)	*0%*	*0%*	*1%*	*2%*	*4%*	*6%*	*6%*
Cost of Goods Sold	$4,560	$50,424	$253,087	$585,929	$1,136,469	$1,622,129	$2,229,953
Gross Profit	**($2,163)**	**($13,207)**	**$47,393**	**$216,776**	**$508,044**	**$949,586**	**$1,332,483**
Gross Margin (%)	*NM*	*NM*	*16%*	*27%*	*31%*	*37%*	*37%*
Total Operating Expense	**$17,659**	**$29,854**	**$45,841**	**$86,264**	**$148,230**	**$210,718**	**$273,590**
EBITDA	**($19,822)**	**($43,062)**	**$1,552**	**$130,511**	**$359,813**	**$738,868**	**$1,058,894**
Margin (%)	*NM*	*NM*	*1%*	*16%*	*22%*	*29%*	*30%*
Depreciation	$432	$4,712	$17,737	$32,842	$46,508	$63,580	$69,824
Interest Expense	–	$59	$287	$414	$530	$656	$817
Taxes (net of NOL)	–	–	–	–	$56,715	$141,673	$207,533
Net Income (Loss)	**($20,255)**	**($47,833)**	**($16,472)**	**$97,255**	**$256,061**	**$532,959**	**$780,720**
	NM	*NM*	*NM*	*12%*	*16%*	*21%*	*22%*
CapEx							
Maintenance CapEx	($3,259)	($8,240)	($8,487)	($8,742)	($9,004)	($9,274)	($9,552)
Leased Equipment	–	($7,980)	($6,680)	($6,532)	($8,100)	($10,270)	($13,875)
Manfacturing Capacity Growth CapEx	($500)	($21,200)	($49,000)	($93,500)	($31,500)	($87,000)	($124,162)
Total CapEx	**($3,759)**	**($37,420)**	**($64,167)**	**($108,774)**	**($48,604)**	**($106,544)**	**($147,589)**
Portion of Revenue (%)	*157%*	*101%*	*21%*	*14%*	*3%*	*4%*	*4%*
EBITDA - CapEx	**($23,581)**	**($80,482)**	**($62,615)**	**$21,738**	**$311,209**	**$632,324**	**$911,305**
CFO - CapEx	**($21,145)**	**($84,544)**	**($97,759)**	**($49,913)**	**$151,619**	**$409,416**	**$664,954**
Cash on Balance Sheet	**$470,816**	**$390,967**	**$296,708**	**$249,857**	**$405,087**	**$818,909**	**$1,489,775**

Number of Units Sold	2021	2022	2023	2024	2025	2026	2027
Product - EW Purchase	*27*	*179*	*200*	*252*	*376*	*552*	*824*
Product - EW Lease	–	*40*	*40*	*48*	*64*	*84*	*120*
Product - EC Purchase [1]	–	*33*	*600*	*1,571*	*3,433*	*5,379*	*7,449*

1 Number of units sold refers to number of powertrains sold; Energy Centers are expected to contain multiple powertrains.

* As a result of developments subsequent to the date these PF Summary Financials were prepared, ESS' management believes actual operating expenses for 2021 may be higher than previously projected by up to $25.0 million. The expected increase in operating expenses for 2021 is the result of (i) higher general and administrative expenses related to public company readiness, (ii) expenses related to supply chain, parts and the launch of ESS' S200 batteries and (iii) higher research, development and ramp up activities. These additional expenses may continue to be incurred through 2022.

CONFIDENTIAL | 43

ACON S2 Overview Strategic Sustainability Platform for Success ACON S2 Acquisition Corp. (NASDAQ: STWO) Domain Expertise Public Markets $250mm IPO in September 2020 Criteria: authentic sustainability leader, significant Sustainability Governance value creation potential, strong competitive Global Network Capital Formation position, at an inflection point, experienced team 25 years of investing, AUM of $6B Over 70 investments since inception 31 active portfolio companies employing over 39,000 people across 32 countries A Perfect Fit for the ACON S2 Mission CONFIDENTIAL 44

Energy Warehouse™ Overview Product Summary Product Deployments Behind the meter solution Containerized design for turnkey delivery First commercial deployment in 2015 Fast to build and commission Generation II launched in 2020 Current Specifications Stone Edge Farms USACE 10 kW/60 kWh; 2015 60 kW/225 kWh; 2016 UCSD (CA) Configurable Range: 50kW 90kW (peak power) 50 kW /400 kWh; 2017 Storage Duration: 4 12 hours Usable Energy: 400kWh 600kWh Response Time: 1 second Module Cycle Life: 20,000 cycles Ambient Temperature: -5°C to +50°C Expected Life: 25 year service life DNV-GL (TX) Camp Pendleton US Utility 50 kW /400 kWh ; 2017 50 kW /400 kWh; 2018 50 kW /400 kWh; 2020 Warranty: 1 yr comprehensive, 10 yr warranty backstop from Munich Re available CONFIDENTIAL 45

Energy Center™ Overview Product Summary Front of the meter solution Modular design for utility-Customer trials starting in class 2021 Power capacities starting at in a 3MW “Battery Building” platform Building Blocks for Existing Products Current Specifications Configurable Range: Customizable Quad Pods Storage Duration: 6 -12 hours Usable Energy: Customizable Response Time: 1 second Module Cycle Life: 20,000 cycles Ambient Temperature: -40°C to +50°C Power Train Expected Life: 25 year service life Warranty: 10-year battery module, extended warranty to 25 years available CONFIDENTIAL 46